UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 8, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BioScrip, Inc.

File No. 000-28740 - CF#24257

_____

BioScrip, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 2, 2009, as amended with fewer redactions by a Form 10-Q/A filed on December 2, 2009.

Based on representations by BioScrip, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

       Exhibit 10.1   through August 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Christian Windsor
       Special Counsel